Exhibit 99.1

ASX, Nasdaq and Media Release

November 25, 2024

Opthea to Participate in Citi 2024 Global Healthcare Conference

Melbourne, Australia, and Princeton, NJ, US, November 25, 2024 -- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that Fred Guerard, PharmD, Chief Executive Officer, will host one-on-one meetings with investors and participate in a panel presentation during the Citi 2024 Global Healthcare Conference on December 5, 2024 in Miami, Florida.

Details are as follows:

Panel: Eyes Wide Open on Ophthalmology

Presenter: Frederic Guerard, PharmD, CEO, Opthea

Date: Thursday, December 5, 2024, 1:45 PM ET

The webcast will be accessible on the “Events & Presentations” section of the Company’s website at http://ir.opthea.com/.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited